Exhibit 99.1

NEWS RELEASE

Siyata Mobile Delivers FirstNet Ready® SD7 Device for Public Safety

SD7 Ruggedized Devices and Accessories Certified and Approved for use on FirstNet®, Built with AT&T

Vancouver, BC, May 3, 2022 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that its SD7 ruggedized device is now certified and approved for use on FirstNet®. The SD7 is now FirstNet Ready®, which means first responders can use it to tap into specialized capabilities designed to meet their needs on FirstNet®.

FirstNet®, Built with AT&T is solving long-standing communications challenges faced by public safety entities and those supporting emergency response nationwide. This allows first responders to communicate with one another easily and quickly during everyday situations, big events or emergencies. And FirstNet® is evolving based on the needs of and feedback from the public safety community, driving purposeful innovation to help them stay mission ready. Now, by adding SD7 to the FirstNet® ecosystem, first responders have more access to the critical information they need – every day and in every emergency.

“FirstNet® has been an early collaborator with Siyata, supporting our mission to be the global leader in the rapidly growing Push-to-Talk Over Cellular (PoC) industry. Their continued support is a testament to the high-quality products we develop and the clear benefits they provide to first responders,” commented Siyata CEO Marc Seelenfreund. “The SD7 is a next generation cellular technology aimed to disrupt the legacy $12.6 billion LMR industry (Source: ResearchandMarkets.com) and getting certified and approved for use on FirstNet® puts us firmly on the path to do just that.”

The SD7 has been designed from the ground up for primary first responders as well as the extended public safety community. SD7 users can initiate and receive talk-group push-to-talk calls, receive private push-to-talk calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

In addition, Siyata is also launching the VK7 (Vehicle Kit 7), a first-of-its-kind, patent-pending car kit with an integrated 20-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna connection for stronger cellular signal for optimal in-vehicle experience for the user that is similar to a traditional LMR mobile device. The VK7 has been uniquely designed to be used with the SD7 and connects directly to the vehicle’s power. It can also connect to a Uniden cellular amplifier for better cellular connectivity and can be equipped with an external remote speaker microphone (RSM) to ensure compliance with hands-free communication legislation.

“FirstNet® devices and modules go through extensive review, so first responders can be confident that Siyata’s SD7 meets our highest standards for reliability, security and performance,” said Scott Agnew, assistant vice president, product marketing, FirstNet® Program at AT&T. “The more tools public safety has access to on their network, the more we can help them achieve their mission.”

Before being certified and approved for use on FirstNet®, devices are subject to hundreds of tests that cover a number of aspects, from security and durability to network impacts. This helps make sure that they can meet the needs of first responders. FirstNet Ready® devices are listed on the FirstNet device page.

The SD7 looks and functions like a land mobile radio, but it has the internals of a 4G/LTE smartphone which provides an easy connection to unified public cellular 4G/LTE networks with a data-only rate plan. This single purpose device is an easy-to-use voice communication tool for mission critical applications. It supports a limited interface (i.e. small 2-line monochrome screen, PTT key, SOS key, volume rockers) that is LTE, Wi-Fi and Bluetooth-enabled.

“The SD7 is exactly the device we have been waiting for to replace our radios and we are very excited to roll them out this month,” said Neil Rojas, Security Director at Fantasy Island Amusement Park in Beach Haven, New Jersey.

To learn more about Siyata Mobile and the SD7, go to siyata.net. For more on FirstNet®, check out FirstNet.com.

©2022 AT&T Intellectual Property. FirstNet® and the FirstNet® logo are registered trademarks and service marks of the First Responder Network Authority. All other marks are the property of their respective owners.

About

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (United States):

RedChip Communications

1-800 RED-CHIP (733-2447)

407-491-4499

SYTA@redchip.com

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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